Filed by Rezolve AI plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Commerce.com, Inc.

(Commission File No. 001-39423)

The following is a transcript of a video message by Daniel Wagner, CEO of Rezolve AI plc, to shareholders of Commerce.com, Inc., released on April 8, 2026.

[Text on screen:

Proposed Business Combination of Commerce.com and Rezolve Ai

Daniel M Wagner, Chariman and CEO of Rezolve Ai explains the opportunity, rationale and intended offer terms to the shareholders of Commerce.com.

Commerce.com board rejected a gift.

We are now directly offering their shareholders a stake in the future of commerce.]

Daniel M. Wagner:

Your board and your management team have failed you.

Since the 2020 IPO, they have overseen a 96% destruction of your equity value, offered no credible turnaround plan and allowed commerce.com to drift into irrelevance. It's now a zombie stock. No volume, no momentum, no vision.

You were promised growth, innovation and returns. What you have instead is a leadership team extracting compensation as your capital erodes and the market leaves you behind. Commerce.com has real assets, an installed base of over 60,000 online stores, established enterprise relationships and meaningful recurring revenues.

The board and the management team have squandered them. In the hands of a team that knows how to deploy AI infrastructure at global scale, these assets can become the foundation for something transformational. A combination of Rezolve AI and Commerce.com doesn't just add, it multiplies. Together they form a $700 million plus revenue global powerhouse that is instantly profitable.

Commerce.com's enterprise footprint, paired with Rezolve AI's AI native infrastructure and explosive growth engine, unlocks value that current leadership cannot deliver on its own. This is textbook value creation for all shareholders.

Combined revenues exceeding $700 million, a customer base supercharged by Rezolve AI's BrainSuite platform and core software margins above 90%.

By deploying BrainSuite and Rezolve Pay across your network of 60,000 captive merchants, we will instantly accelerate our proprietary payment rail rollout and secure robust monetization streams that your current management is fundamentally incapable of realizing. Your board chose to ignore all of this. They owe you an explanation. We doubt you'll get one. We're now moving forward with a direct offer to you. Two shares of Commerce.com for one share of Rezolve AI.

[Text on screen: Less than 10% dilution for Rezolve Ai shareholders]

This reflects a disciplined valuation of your business relative to ours, and it is still far more than your board's current strategy will ever deliver. Why does this remain your best and likely only move?

One. Since its 2020 IPO, your stock has lost over 96% of its value. Standalone recovery is a myth. Your board and management have failed to articulate a credible plan to stop the bleeding while losing enterprise logos to the competition.

Two. Commerce.com has become a zombie stock. You may see a price on your screen, but you cannot sell your position because there's low volume. Rezolve AI trades over 23.6 million shares daily. We're offering you a liquid currency that allows you to manage your own holdings.

Three. Wall Street values Rezolve AI at $11 a share[1], nearly four times our current trading price. By exchanging your shares for Rezolve AI shares at a 2 to 1 ratio, you are swapping a stagnant asset for $5.50 of an implied value, half of the $11 a share. This is a significant premium over the terminal trajectory your board and management currently have you on.

Four. Rezolve AI delivered 543% revenue growth in half 2, 2025, over half 1 2025, reported 46.8 million in fiscal year 25 revenue, and ended the year with 232 million annualized run rate. We've raised 2026 revenue guidance to 360 million, representing a 7.5 times year-on-year growth. Commerce.com, under its current board and management, is limping along at 3% growth.

One is an AI era growth company, building category-defining infrastructure. The other is a legacy business in decline under its current leadership.

[Text on screen: An AI-first growth company]

We will proceed to file more detailed information about our offer with the SEC to allow you, the true owners of this company, to decide for yourselves.

This is not a rescue, it's a transformation. Commerce.com's assets can only reach their full potential as part of a platform that's already powering the future of global commerce.

Rezolve AI is fully funded, with more than $750 million in total capital raised and $232 million contracted revenue base, and no need for additional operational equity to execute its 2026 mission.

By combining the businesses, we create an instantly profitable, self-sustaining global giant.

This ends the era of speculative AI and delivers a powerhouse built on real revenue, real margins and real scale. The opportunity in front of you is real, and for Commerce.com shareholders trapped in a collapsing value with low liquidity and failed leadership, it may be the last one that matters.

Unshackle Commerce.com's assets and finally see what they were always meant to do. Grow, compound and generate real returns. That is the opportunity we are now putting directly in your hands. The choice is yours.

[Text on screen:

For more information:

Information Agent

Bill Fiske / Jim Gill, Georgeson LLC

Toll-free: +1 (877) 811-6561

Email: CommerceInfo@Georgeson.com

For the Open Letter, Press Release & Annual Report visit www.rezolve.com]

[1] Consensus analyst data March 2026 (Markets Daily, Investing.com)

Forward-Looking Statements

This video includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Rezolve AI plc (“Rezolve”) may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect”, “estimate”, “project”, “budget”, “forecast”, “anticipate”, “intend”, “plan”, “may”, “will”, “could”, “should”, “believes”, “predicts”, “potential”, “continue”, “design” and similar expressions as they relate to us, our performance and/or our technology, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, are intended to identify such forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to the ultimate outcome of any possible transaction between Rezolve and Commerce.com Inc. (“Commerce”), including the possibility that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether Commerce will cooperate with Rezolve regarding the proposed transaction; Rezolve’s ability to consummate the proposed transaction with Commerce; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; the possibility that Rezolve may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Commerce’s operations with those of Rezolve; that such integration may be more difficult, time-consuming or costly than expected; and that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction. You should also carefully consider the risks and uncertainties described in the “Risk Factors” section of Rezolve’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 30, 2026 (the “Rezolve 20-F”), and its subsequent filings made with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Rezolve’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) competition, the ability of Rezolve to grow and manage growth profitably, and retain its management and key employees; (2) changes in applicable laws or regulations; and (3) weakness in the economy, market trends, uncertainty and other conditions in the markets in which Rezolve operates, and other factors beyond its control, such as inflation or rising interest rates. Rezolve cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Except as required by applicable law, Rezolve does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances, or otherwise.

Additional Information

This video does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This video relates to a proposal that Rezolve has made for a business combination transaction with Commerce. In furtherance of this proposal and subject to future developments, Rezolve (and, if applicable, Commerce) may file one or more registration statements, proxy statements, tender offer statements or other documents with the Securities and Exchange Commission (the “SEC”).

Investors and security holders of Rezolve and Commerce are urged to read the proxy statement(s), registration statement, tender offer statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Rezolve and/or Commerce, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Rezolve through the web site maintained by the SEC at www.sec.gov, and by visiting Rezolve’s investor relations site at https://investor.rezolve.com/.

This video is neither a solicitation of a proxy nor a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Rezolve and/or Commerce may file with the SEC in connection with the proposed transaction. Nonetheless, Rezolve and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Rezolve’s executive officers and directors in the Rezolve 20-F. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting Rezolve’s investor relations site at https://investor.rezolve.com/.